UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
AUTOMED, INC.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Iowa

> **Date of organization**
> June 27, 2016 (Converted to C-Corp on July 1, 2018)

Physical address of issuer
1485 Blue Sky Blvd, Huxley, Iowa, USA, 50124

Website of issuer
https://automed.io/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 19, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
13

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$211,660	$234,389
Cash & Cash Equivalents	$13,246	$11,061
Accounts Receivable	$15,557	$18,751
Short-term Debt	$437,079	$139,989
Long-term Debt	$0	$0
Revenues/Sales	$274,253	$75,493
Cost of Goods Sold	$239,711	$5,709
Taxes Paid	$0	$0
Net Income	$(734,495)	$(775,620)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 13, 2019

AUTOMED, INC.



Up to $1,070,000 of Crowd Notes

AUTOMED, INC. (formerly automed USA, LLC)("automed", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 19, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $700,000 under the Combined Offerings (the "Closing Amount") byApril 19, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by the April 12, 2019 will be permitted to increase their investment at any time on or before the April 19, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the April 12, 2019. If the Company reaches its Closing Amount prior to April 19, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than October 28, 2019.

Once posted, the annual report may be found on the Company's website at https://automed.io/invest

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/automed

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

automed, Inc is an Iowa Corporation that was originally formed as an LLC on June 27, 2016 under the name automed USA, LLC. The Company converted into a corporation on July 1, 2018.

The Company is located at 1485 Blue Sky Blvd, Huxley, Iowa, USA, 50124

The Company's website is https://www.seedinvest.com/automed.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/automed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Minimum investment amount per investor	$1,000
Offering deadline	April 19, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 10, 14-15, and 17-19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the notes state: "The Company has incurred losses from inception of approximately $1,793,363 and relies on third-parties to finance operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern." Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company forecasts project aggressive growth in revenue from 2018 to 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on David Edwards. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's Co-founders, David Edwards and Samira Edwards, are married. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as divorce or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's cash position is relatively weak. The Company currently had $200,000 in cash balances as of November 20, 2018 . The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products and services. The sales process involves educating customers about the Company's products and services, participating in extended evaluations and configuring the products and services to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, may take a number of months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has outstanding liabilities. In particular, as of the financial year ending June 30, 2018, the Company owed $437,079 in total current liabilities, including liabilities for accounts payable ($91,397), accrued expenses ($225,836), customer pre-payments ($105,795), shareholder advances ($9,669), and notes payable ($4,382). In addition to current debt, the Company also has other liabilities including, as of the financial year ending June 30, 2018, Related Party notes payable ($919,211), and other notes payable equalling $26,490 and $50,000 respectively. In total, the Company's liability was $1,432,780 as of the financial year end.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $7,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $7,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,000,000 valuation cap, so you should not view the $7,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 71.76% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Rhode Island law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

automed is an automatic livestock medication system. With one single system, users can automatically calculate, deliver, and record livestock treatments, and effectively manage their operations. Powerful and easy to use, the automed system integrates easily with existing livestock tools and farm management systems. The automed device automatically calculates and delivers both fixed and weight based treatments simply by synchronizing with the automed app.

automed serves the beef, pork, and sheep industries. It is focused on sustainably raising livestock with consumer confidence. It is more than just a delivery device, it is a complete solution. It is designed to automate the entire process of medicating livestock; dosing is just the beginning.

Business Plan
Device
The device has been designed and built with the user in mind. With its sleek, compact design, the delivery device is easy to hold and use. The delivery device connects to adapters for injection, oral and drench, pour-on and intra-nasal, and fits comfortably in the user's hand.

Features

- Automatic delivery
- Ergonomic design

- 1-second dose speed
- Weight-based dosing
- Real-time automatic data recording
- Secure medication and treatment records
- Built-in RFID reader
- Communications with weight scales and RFID readers

Adapters

The automed adapters allow users to administer medication through injection, drench, pour-on, and intra-nasal. Once the adapter has been configured for a particular medication, the system will automatically recognize what medication is connected. Users can automatically record medication delivery without the need to further manual entry.

automed Essentials

automed Essentials is the base package required by the users of the automed system. It contains the necessary hardware to start treating livestock with accurate doses. Users receive basic access to the automed Essentials app.

automed Enterprise

The automed Enterprise subscription package is an add-on to automed Essentials, providing more advanced features and the ability to scale automed to user's operations. It offers the full automed inventory management system experience while providing the ability to extend the system to work across multiple sites/locations.

Integration

An open integration platform allows other software systems and cloud solutions to develop extensions so customer-specific data can be incorporated into overall management systems. automed enhances partner products by expanding features and functionality, bridging gaps, and reducing development resources.

Business Model

There are three revenue streams with the automed system: delivery device, adapters, and software platform.

The automed delivery device is sold as a one-off hardware cost to the end user. The adapters are sold as required by the customer. This is similar to a printer and print cartridges model. The device has a 2 to 3-year lifespan and the adapters are used to deliver between 3,000 to 10,000 doses and then replaced. In some operations, adapters will be replaced weekly or monthly depending on the amount of use.

The device retails for $1,350. The automed software solution is sold as a month-to-month subscription and is priced at $49 per enterprise and $10 per site. As an example, if a swine producer had 10 facilities this would be $49/month for the enterprise and $10/facility per month and equal a total of $149/month.

The Company's Products and/or Services

Product / Service	Description	Current Market
automed Device	automatic livestock medication system	Pharmaceutical companies and livestock producers, primarily in North America, Europe, and Australia
automed Adapters	adapters allow users to administer medication through injection, drench, pour-on, and intra-nasal	Pharmaceutical companies and livestock producers, primarily in North America, Europe, and Australia
automed Software	Software solution allowing automed users to access inventory management system, tracking, and integration with other software and solutions	Pharmaceutical companies and livestock producers, primarily in North America, Europe, and Australia

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

- *Pharmaceutical* – automed has been working with pharmaceutical companies in the swine and beef industries since early 2014.
- *Producers* – our focus globally is on:
    - Swine and beef in North America
    - Swine in Europe
    - Sheep and beef in Australia

Intellectual Property

The Company has filed the is following intellectual property:

Application or Registration #	Patent Type	Title	File Date	Country/Organization	Status
US 2016/0038266A1	Utility	Substance delivery apparatus, substance delivery system and method of substance delivery	02/11/2016	United States	Filed
US20170340424 A1	Utility	Delivery apparatus, system and associated methods	11/30/2017	United States	Filed
3009221	Utility	DELIVERY APPARATUS, SYSTEM AND ASSOCIATED METHODS	6/20/2018	Canada	Filed
630451	Utility	Substance delivery apparatus, substance delivery system and method of substance delivery	1/10/2014	New Zealand	Filed
2015800705344	Utility	Delivery Apparatus, System and Associated methods	12/22/2015	China	Filed
BR 11 2017 011213 2	Utility	Delivery Apparatus, System and Associated Methods		Brazil	Filed
733933	Utility	Delivery Apparatus, System and Associated Methods	12/22/2015	New Zealand	Filed
2014205039	Utility	Substance delivery apparatus, substance delivery system and method of substance delivery	1/10/2014	Australia	Filed
2017-7014441	Utility	Delivery Apparatus, System and Associated Methods	12/22/2015	Korea	Filed
PCT/AU2017/05 1375	Utility	Improvements in Medication Delivery to Animals	12/12/2017	International (PCT)	Filed
2015372441	Utility	Delivery apparatus, system and associated methods	12/22/2015	Australia	Filed
15871354.5	Utility	Delivery Apparatus,	12/22/2015	Europe	Filed

		System and Associated methods			
571403	Utility	Delivery Apparatus, System and Associated Methods	12/22/2015	Israel	Filed
2896806	Utility	Substance delivery apparatus, substance delivery system and method of substance delivery	1/10/2014	Canada	Filed

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.9% of the proceeds, or $62,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($700,000)	% if Maximum Amount Raised ($1,070,000)
Marketing	15%	15%	10%
Sales	30%	30%	20%
Production	10%	10%	10%
Operations / Salaries	25%	25%	25%
Research & Development	15%	15%	25%
Customer On Boarding	5%	5%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
David Royce Edwards	CEO/President/Founder	Automed, CEO and Director, Sept. 2012 - Present: ● Strategic Development ● Product Development ● Manufacturing Setup and Management ● Establishment of Internal Systems and processes ● Distribution setup across

		Australia, North America and Europe ● Business Development
Kathleen Gilman	CXO	Automed, Sales and Support, 2017 - Present ● Customer Support ● Customer Onboarding ● Customer Support and onboarding system development and implementation ● Solution development and working directly with product developers American Shorthorn Association, Director of Member Services and National Shows, July 2015 - Aug. 2017: ● Managed pedigrees and performance data and expansion of database. ● Lead seminars to educate breeders ● Processed all DNA paperwork sent in by members to be sent to the GeneSeek Lab.
Samira Edwards	COO/Founder	Automed, COO and Founder, Nov. 2014 - Present: ● Financial Management, ● Supplier Management, ● Logistics, ● Strategic Development and Planning. ● Human Resources

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Rhode Island law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Iowa.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Shares	52,632	N/A	N/A	100%	

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	Paire Crest Capital	$50,000	6%	N/A		February 12th, 2020	
Convertible Note	Ag startup Engine	$50,000	6%	N/A		July 6, 2020	
Convertible Note	Ames Seed Fund	$400,000	7%	N/A	N/A	November 28th, 2019 (with 12 month extension)	
Loan	Iowa Economic Development	$300,000	3%	N/A	N/A	January 2024	First payment not due till July 2019
Loan	South Story Bank	$40,000	6%	N/A	N/A	N/A	

Ownership
A majority of the Company is owned by one individual. This individual is Davoodi Holdings.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Davoodi Holdings	Common Stock	71.76%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Automed PTY LTD was organized on August 24, 2012, under the laws of New South Wales, Australia, and is headquartered in Canberra, Australia. The Company was formed to develop and market for sale its livestock treatment system. The automed system allows livestock producers of all sizes to calculate, deliver, and record livestock treatments through a single automated system that easily integrates with existing livestock tools and farm management systems.

Automed, LLC was organized on June 27, 2016, under the laws of the State of Iowa, and is headquartered in Ames, Iowa. Automed, LLC was formed for the same purpose as outlined above, except to be solely focused on the North American market. On July 2, 2018, automed, LLC filed articles of conversion in the State of Iowa to convert from a limited liability company to a C-corporation, and amended its name to automed, Inc ("the Company").

Alongside the conversion the members of automed PTY LTD executed a contribution agreement by which the members of automed PTY LTD became stockholders of the Company, with automed PTY LTD ("the Subsidiary") becoming a wholly-owned subsidiary of the Company. The membership interests transferred were not altered as part of the exchange. For financial statement purposes, the transaction was treated as a reverse acquisition by the Company, with the Company being the acquirer, and the Subsidiary the acquiree. Accordingly, the Company's financial statements have been prepared to give retroactive effect to the reverse acquisition and represent the operations of the Subsidiary.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $200,498 in cash on hand as of November 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Friends & Family	2014-2017	Section 4(a)(2)	Equity	$275,000	Product Development
Pre-seed 1	January, 2018	Section 4(a)(2)	Note	$50,000	Product Development
Pre-seed.2	July, 2018	Section 4(a)(2)	Note	$50,000	Product Development

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $7,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $7,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 7%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $700,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
Not applicable

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
- During the years ended June 30, 2018 and 2017, a shareholder of the Company advanced funds for operations.These advances are non-interest bearing. At June 30, 2018 and 2017, the amount of advances outstanding is $9,669 and $3,439, respectively, and are recorded under 'shareholder advances' on the consolidated balance sheets.
- During the years ended June 30, 2018 and 2017, shareholders and an employee of the Company advanced funds for operations totaling $324,564 and $563,770, respectively. On June 30, 2018, $837,745 of these advances from shareholders were converted into promissory notes. These notes carry interest at 7% per annum and mature on January 1, 2020. As part of these promissory notes, the Company agreed to accrue interest on prior shareholder advances, as if the promissory notes had been in effect at the time the funds were advanced. The employee advances have not yet been converted into an executed promissory note with the same provisions as the shareholder promissory notes, however, it is the Company's intention to do so, and therefore, has accrued interest through June 30, 2018, as if the promissory note was in effect.
- As of June 30, 2018 and 2017, the Company recognized interest expense on related party notes payable of $71,208 and $0, respectively. At June 30, 2018 and 2017, accrued interest on related party notes payable totals $69,869 (net of $1,339 effect of foreign currency translation).
- During 2018 and 2017, the Company had one office location in Australia in which stockholders of the Company were named as the lessee of the property, but allowed the Company to operate in the leased space and required the Company to make all required payments to the lessor on behalf of the stockholders. The lease terminated on January 1, 2018. For the years ended June 30, 2018 and 2017, rental payments made for office space provided by stockholder lessees totaled $14,921 and $10,689, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Edwards
_____
(Signature)

David Edwards
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David Edwards
_____
(Signature)

David Edwards
_____
(Name)

CEO
_____
(Title)

2/13/19
_____
(Date)

/s/Christoph Schroeder
_____
(Signature)

Christoph Schroeder
_____
(Name)

Director
_____
(Title)

2/13/19
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

AUTOMED, INC.
An Iowa Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountants' Review Report

June 30, 2018 and 2017

AUTOMED, INC.

Years Ended June 30, 2018 and 2017

Table of Contents



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of automed, Inc.
Huxley, Iowa

We have reviewed the accompanying consolidated financial statements of automed, Inc. and its wholly-owned subsidiary automed PTY LTD (together, the "Company"), which comprise the consolidated balance sheets as of June 30, 2018 and 2017, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

February 8, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

AUTOMED, INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2018 and 2017

(unaudited)

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 13,246	$ 11,061
Accounts receivable, net	15,557	18,751
Inventory, net	38,231	69,905
Prepaid expenses	2,925	3,152
Other assets	13,863	8,143
Total current assets	83,822	111,012
Property and equipment, net	67,971	76,459
Intangible assets, net	59,867	46,918
Total assets	$ 211,660	$ 234,389
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 91,397	$ 68,412
Accrued expenses	225,836	63,904
Customer prepayments	105,795	-
Shareholder advances	9,669	3,439
Notes payable, current portion	4,382	4,234
Total current liabilities	437,079	139,989
Related party notes payable	919,211	575,968
Notes payable, noncurrent portion	26,490	31,519
Convertible note payable	50,000	-
Total liabilities	1,432,780	747,476
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, no par value, 53,632 shares issued and outstanding at both June 30, 2018 and 2017	-	-
Additional paid-in capital	549,202	549,202
Accumulated other comprehensive income (loss)	23,041	(3,421)
Accumulated deficit	(1,793,363)	(1,058,868)
Total stockholders' equity	(1,221,120)	(513,087)
Total liabilities and stockholders' equity	$ 211,660	$ 234,389

See accountants' review report and accompanying notes to the financial statements.

2

AUTOMED, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the Years Ended June 30, 2018 and 2017

(unaudited)

	2018	2017
Sales, net		
Devices and hardware	$ 237,801	$ 31,981
Support services	21,485	17,805
Subscriptions	14,967	25,707
Total sales, net	274,253	75,493
Cost of goods sold	239,711	5,709
Gross profit	34,542	69,784
Operating expenses		
Payroll and related expenses	503,356	304,641
Rent and utilities	97,446	69,809
General and administrative	63,531	85,458
Travel	61,990	100,515
Marketing and business development	57,048	85,618
Research and development	45,405	177,628
Professional fees	42,069	50,071
Depreciation and amortization	24,643	18,168
Total operating expenses	895,488	891,908
Loss from operations	(860,946)	(822,124)
Other income (expense)		
Interest expense	(79,425)	(344)
Interest income	2	34
Grant revenue	199,442	48,685
Gain on disposition of assets	3,776	-
Foreign exchange gain (loss)	2,656	(1,871)
Total other income (expense)	126,451	46,504
Net loss before income taxes	(734,495)	(775,620)
Provision for income taxes	-	-
Net loss	(734,495)	(775,620)
Other comprehensive income (loss)		
Foreign currency translation differences	26,462	(4,045)
Total comprehensive loss	$ (708,033)	$ (779,665)

See accountants' review report and accompanying notes to the financial statements.

3

AUTOMED, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2018 and 2017

(unaudited)

	Common Stock		Additional	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Income (loss)	Equity
Balance on June 30, 2016	-	$ -	$ 491,602	$ (283,248)	$ 624	$ 208,978
Issuance of common stock for cash	53,632		57,600			57,600
Foreign translation adjustment					(4,045)	(4,045)
Net loss				(775,620)		(775,620)
Balance on June 30, 2017	53,632	-	549,202	(1,058,868)	(3,421)	(513,087)
Foreign translation adjustment					26,462	26,462
Net loss				(734,495)		(734,495)
Balance on June 30, 2018	53,632	$ -	$ 549,202	$ (1,793,363)	$ 23,041	$ (1,221,120)

See accountants' review report and accompanying notes to the financial statements.

AUTOMED, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2018 and 2017
(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (734,495)	$ (775,620)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation and amortization	24,643	18,168
Gain on disposal of property and equipment	(3,776)	-
Changes in operating assets and liabilities:		
Accounts receivables	3,194	96,826
Inventory	31,674	(38,443)
Prepaid expenses	227	(2,578)
Other receivable	(5,720)	(8,143)
Accounts payable	31,022	64,326
Accrued expenses	161,932	62,253
Customer prepayments	105,795	-
Net cash used by operating activities	(385,504)	(583,211)
Cash flows from investing activities		
Payments for the purchase of property and equipment	(18,382)	(58,346)
Payments for the purchase of intangible assets	(20,585)	(39,937)
Net cash used by investing activities	(38,967)	(98,283)
Cash flows from financing activities		
Proceeds from related party notes payable	326,800	563,770
Proceeds from purchase of common shares	-	57,600
Proceeds from issuance of note payable	-	38,507
Proceeds from issuance of convertible note	50,000	-
Proceeds from shareholder advances	6,230	3,439
Payments on note payable	(4,881)	(2,754)
Net cash provided by financing activities	378,149	660,561
Effect of exchange rates on cash	48,507	991
Net decrease in cash and cash equivalents	2,185	(19,942)
Cash and cash equivalents, beginning	11,061	31,003
Cash and cash equivalents, ending	$ 13,246	$ 11,061
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -
Noncash activity:		
Settlement of accounts payable through disposal of property		
and equipment	$ 8,037	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Automed PTY LTD was organized on August 24, 2012, under the laws of New South Wales, Australia, and is headquartered in Canberra, Australia. The Company was formed to develop and market for sale its livestock treatment system. The automed system allows livestock producers of all sizes to calculate, deliver, and record livestock treatments through a single automated system that easily integrates with existing livestock tools and farm management systems.

Automed, LLC was organized on June 27, 2016, under the laws of the State of Iowa, and is headquartered in Ames, Iowa. Automed, LLC was formed for the same purpose as outlined above, except to be solely focused on the North American market. On July 2, 2018, automed, LLC filed articles of conversion in the State of Iowa to convert from a limited liability company to a C-corporation, and amended its name to automed, Inc ("the Company").

Alongside the conversion the members of automed PTY LTD executed a contribution agreement by which the members of automed PTY LTD became stockholders of the Company, with automed PTY LTD ("the Subsidiary") becoming a wholly-owned subsidiary of the Company. The membership interests transferred were not altered as part of the exchange. For financial statement purposes, the transaction was treated as a reverse acquisition by the Company, with the Company being the acquirer, and the Subsidiary the acquiree. Accordingly, the Company's financial statements have been prepared to give retroactive effect to the reverse acquisition and represent the operations of the Subsidiary.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is June 30.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is Australian Dollars, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain and loss of $26,462 and $4,045 for the years ended June 30, 2018 and 2017, respectively.

AUTOMED, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the years ended June 30, 2018 and 2017

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes revenue from three sources: (1) sales of automed devices and associated hardware and accessories, (2) subscription to the Company's management software platform, and (3) technical and training support services. Revenue for sales of devices, hardware, and accessories is recognized when delivered to the customer. Subscription revenue is recognized ratably over the subscription period. Support revenue is recognized when the services are provided.

At times, the Company may sell packages that include devices to be delivered, as well as technical and training support services to be provided. The Company recognizes revenue on the individual components based on the fair value of the deliverable on a stand-alone basis. Payments received for goods or services yet to be provided are recorded as deferred revenue under the caption 'customer prepayments' on the consolidated balance sheets.

Returns are recognized on the date the returned inventory is received by the Company.

Grant Revenue

Grant revenue consists of awards and tax incentives from the Australian Trade and Investment Commission ("AUSTRADE") and the Australian Taxation Office ("ATO") related to the Subsidiary's operations in Australia. These grants carry no provisions and are recorded as revenue when received.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At June 30, 2018 and 2017, the Company determined no allowance for uncollectible accounts was necessary.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. At June 30, 2018 and 2017, the Company determined no such impairment charge necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at either June 30, 2018 or 2017.

Intangible Assets

Intangible assets consist of trademarks and patents. These assets are purchased or developed by the Company and are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at either June 30, 2018 or 2017.

Customer Prepayments

Customer prepayments consists of cash received from customers for the purchase of subscriptions to the services provided on the Company's software platform as well as prepayments made on devices and support services to be delivered at a future date. Revenue from these subscriptions is recognized over the term of the purchased subscription and prepaid purchases of hardware or services are recognized when delivered or provided, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended June 30, 2018 and 2017, the Company recognized $57,048 and $85,618 in advertising costs, respectively, recorded under the heading 'marketing and business development' in the consolidated statements of operations and comprehensive income.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold for all periods presented.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS") and the State of Iowa, which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Subsidiary accounts for income taxes based on the provisions promulgated by the Australian Tax Office ("ATO"), which has a statute of limitations of four years from the date of the return.

The Company currently has incurred losses from inception totaling $1,793,363 for which it may receive future tax benefits. However, as of June 30, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 8, 2019, the date these financial statements were available to be issued.

On November 28, 2018, the Company issued a convertible promissory note for cash proceeds of $400,000. The convertible note bears interest at 7% per annum and matures November 28, 2019. The note may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's common stock ("qualified financing"), outstanding principal and accrued interest will be automatically converted into shares of common stock of the Company at a price of the lower of 75% of the price paid for common stock as part of the qualified financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the Company receiving cash less than $1,000,000 for the sale of the Company's common stock ("non-qualified financing"), the holder will have the option to convert outstanding principal and accrued interest into shares of common stock of the Company at a price of the lower of 75% of the price paid for common stock as part of the non-qualified financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

3. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.

4. Upon maturity, holders may elect at any time to convert the security to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

On July 6, 2018, the Company issued a convertible promissory note for cash proceeds of $50,000. The convertible notes bears interest at 5% per annum and matures August 2020. The conversion provisions are equivalent to those disclosed in Note 6.

On August 24, 2018, the Company issued a promissory note for cash proceeds of $100,000. The promissory note bears interest at 6% per annum and matures on December 24, 2018. The Company has a verbal agreement to extend the due date of this note until the end of February.

On October 18, 2018, the Company issued a promissory note for cash proceeds of $300,000. The promissory note bears interest at 7% per annum, and is payable in fifty-four monthly installments of $6,036.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,793,363 and relies on third-parties to finance operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2018		2017
Patents	$ 68,319	$	57,953
Trademarks	7,406		-
	75,725		57,953
Accumulated amortization	(15,858)		(11,035)
Intangible assets, net	$ 59,867	$	46,918

Amortization expense for the years ended June 30, 2018 and 2017, was $5,329 and $2,171, respectively.

NOTE 4 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2018	2017
Vehicles	$ 55,209	$ 42,579
Molds	45,465	47,202
Equipment	2,270	3,286
	102,944	93,068
Accumulated depreciation	(34,973)	(16,608)
Property and equipment, net	$ 67,971	$ 76,459

Depreciation expense for the years ended June 30, 2018 and 2017, was $19,314 and $15,997, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended June 30, 2018 and 2017, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At June 30, 2018 and 2017, the amount of advances outstanding is $9,669 and $3,439, respectively, and are recorded under 'shareholder advances' on the consolidated balance sheets.

During the years ended June 30, 2018 and 2017, shareholders and an employee of the Company advanced funds for operations totaling $324,564 and $563,770, respectively. On June 30, 2018, $837,745 of these advances from shareholders were converted into promissory notes. These notes carry interest at 7% per annum and mature on January 1, 2020. As part of these promissory notes, the Company agreed to accrue interest on prior shareholder advances, as if the promissory notes had been in effect at the time the funds were advanced. The employee advances have not yet been converted into an executed promissory note with the same provisions as the shareholder promissory notes, however, it is the Company's intention to do so, and therefore, has accrued interest through June 30, 2018, as if the promissory note was in effect.

As of June 30, 2018 and 2017, the Company recognized interest expense on related party notes payable of $71,208 and $0, respectively. At June 30, 2018 and 2017, accrued interest on related party notes payable totals $69,869 (net of $1,339 effect of foreign currency translation).

During 2018 and 2017, the Company had one office location in Australia in which stockholders of the Company were named as the lessee of the property, but allowed the Company to operate in the leased space and required the Company to make all required payments to the lessor on behalf of the stockholders. The lease terminated on January 1, 2018. For the years ended June 30, 2018 and 2017, rental payments made for office space provided by stockholder lessees totaled $14,921 and $10,689, respectively.

NOTE 6 – CONVERTIBLE NOTE

In February 2018, the Company issued a convertible promissory note payable for cash proceeds of $50,000. The note carries interest at 6% per annum and matures February 11, 2020. The note may be converted into common shares of the Company upon the following:

1. Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's common stock, the security will be automatically converted into shares of common stock of the Company at a price of the lower of 80% of the price paid for common stock as part of the $1,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

As of June 30, 2018 and 2017, the Company recognized interest expense on the convertible note of $1,323 and $0, respectively.

NOTE 7 – NOTE PAYABLE

During 2017, the Company entered into a financing agreement to purchase a vehicle for use in operations. The financing agreement carries interest at 5.35% per annum, and is payable in monthly payments of $655 (includes principal and interest) until maturity in August 2021. The note is collateralized by the vehicle purchased as part of the financing agreement.

Future minimum principal payments of the financing agreement, convertible note payable (Note 6), related party loans (Note 5), and subsequent events (Note 1) are as follows:

2019	152,588
2020	1,046,178
2021	127,216
2022	77,613
2023	-
	$ 1,403,595

As of June 30, 2018 and 2017, the Company recognized interest expense on the note payable of $1,784 and $1,791, respectively.

NOTE 8 – STOCKHOLDERS' EQUITY

At both June 30, 2018 and 2017, the Company has 500,000 no par value shares of common stock authorized, with 53,632 shares issued and outstanding.

During 2016, shareholders of the Company contributed funds to the Company with the intent of purchasing shares of the Company and therefore were recorded as additional paid-in capital, despite the shares not being issued as of June 30, 2016. During 2017, upon receipt of additional cash proceeds of $57,600, the 53,632 shares were issued to stockholders.

NOTE 9 – OPERATING LEASE

On January 12, 2018, the Company executed a lease of certain office space in Canberra, Australia. The lease is payable monthly, with total annual rental payments of $11,701, subject to 4% annual increase, until termination on January 11, 2020. The lease allows for two two-year renewal periods.

On August 3, 2017, the Company executed a lease of certain office space in Ames, Iowa. The lease is month-to-month, with required monthly rental payments of $2,000.

Total minimum rental payments are as follows for years ended June 30:

2019	$ 12,170
2020	1,014
2021	-
2022	-
2023	-

NOTE 10 – CONCENTRATIONS

At June 30, 2018 and 2017, 90% and 82% of accounts receivable are due from one and two customers, respectively.

For the years ended June 30, 2018 and 2017, approximately 64% and 24% of revenue were derived from three and one customer, respectively.

NOTE 11 – FOREIGN OPERATIONS

As disclosed in Note 1, the Company's consolidated financial statements include the assets, liabilities, and operations of its wholly-owned subsidiary. The summarized results of operations for the Subsidiary (in United States Dollars) are as follows as of June 30:

	2018	2017
Sales, net	$ 43,275	$ 38,236
Cost of goods sold	57,846	5,575
Gross profit (loss)	(14,571)	32,661
Operating expenses	534,029	738,852
Loss from operations	(548,600)	(706,191)
Other income	126,615	46,503
Net loss before income taxes	(421,985)	(659,688)
Provision for income taxes	-	-
Net loss	$ (421,985)	$ (659,688)

EXHIBIT C
PDF of SI Website


automed®
The leading edge in health
Who is automed
Founded in 2012 by David Edwards and Samira Davoodi, automed started with the focus to complete the development of the automatic medication delivery system first conceived by David in 2008.
Since then, automed was commercially released in 2016 and developed further as a complete medication delivery and inventory management system.
Key Milestones;
• 2016 first commercial release
• 2016 automed USA founded
• 2017 assembly moved to the USA
• 2018 reverse merger
• 2018 new Huxley, Iowa facility
automed.
iAWARDS
Who is automed ?
a
Why automed
automed.

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Invest in automed

The automed system calculates, administers, and records livestock medication treatments.

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$1,000	$7,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

automed is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by automed without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Established distribution across North America and Australia with distributors such as UFA, Neogen, and Practical Systems

> Total sales to date $700,000; 175+ registered enterprises with a combined 376 farms (unaudited)

> Registered trademarks in the U.S. and internationally with 14 U.S. and international patents granted and filed

> Winner of Asia Pacific Information and Communications Technology Alliance Awards (APICTA) and at AIIA's iAwards

> Notable press from industry publications including Clay & Milk, Pork Business, and The Farm Weekly

Fundraise Highlights

> Total Round Size: US $1,300,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note

> Valuation Cap: US $7,000,000

> Target Minimum Raise Amount: US $700,000

> Offering Type: Side by Side Offering

automed is paving the way forward for livestock producers of all sizes. With one single system, producers can automatically calculate, deliver, and record livestock treatments, and effectively manage their operations.

automed is an automatic livestock medication system. With one single system, users can automatically calculate, deliver, and record livestock treatments, and effectively manage their operations. Powerful and easy to use, the automed system integrates easily with existing livestock tools and farm management systems. The automed device automatically calculates and delivers both fixed and weight based treatments simply by synchronizing with the automed app.

automed serves the beef, pork, and sheep industries. It is focused on sustainably raising livestock with consumer confidence. It is more than just a delivery device, it is a complete solution. It is designed to automate the entire process of medicating livestock; dosing is just the beginning.

Product & Service

Device

The device has been designed and built with the user in mind. With its sleek, compact design, the delivery device is easy to hold and use. The delivery device connects to adapters for injection, oral and drench, pour-on and intra-nasal, and fits comfortably in the user's hand.

Features

- Automatic delivery
- Ergonomic design
- 1-second dose speed
- Weight-based dosing
- Real-time automatic data recording
- Secure medication and treatment records
- Built-in RFID reader

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Adapters

The automed adapters allow users to administer medication through injection, drench, pour-on, and intra-nasal. Once the adapter has been configured for a particular medication, the system will automatically recognize what medication is connected. Users can automatically record medication delivery without the need to further manual entry.

automed Essentials

automed Essentials is the base package required by the users of the automed system. It contains the necessary hardware to start treating livestock with accurate doses. Users receive basic access to the automed Essentials app.

automed Enterprise

The automed Enterprise subscription package is an add-on to automed Essentials, providing more advanced features and the ability to scale automed to user's operations. It offers the full automed inventory management system experience while providing the ability to extend the system to work across multiple sites/locations.

Integration

An open integration platform allows other software systems and cloud solutions to develop extensions so customer-specific data can be incorporated into overall management systems. automed enhances partner products by expanding features and functionality, bridging gaps, and reducing development resources.

Business Model

There are three revenue streams with the automed system: delivery device, adapters, and software platform.

The automed delivery device is sold as a one-off hardware cost to the end user. The adapters are sold as required by the customer. This is similar to a printer and print cartridges model. The device has a 2 to 3-year lifespan and the adapters are used to deliver between 3,000 to 10,000 doses and then replaced. In some operations, adapters will be replaced weekly or monthly depending on the amount of use.

The device retails for $1,350. The automed software solution is sold as a month-to-month subscription and is priced at $49 per enterprise and $10 per site. As an example, if a swine producer had 10 facilities this would be $49/month for the enterprise and $10/facility per month and equal a total of $149/month.

Target Customer

Pharmaceutical – automed has been working with pharmaceutical companies in the swine and beef industries since early 2014.

Producers – our focus globally is on:

- Swine and beef in North America
- Swine in Europe
- Sheep and beef in Australia

Competitive Edge

Where the automed system surpasses others is in its light, robust, ergonomic design, and disposable delivery adapter. These aspects are the top-rated advantages amongst automed users, including the data capture aspect. Livestock producers who are recording treatments are also impressed with automed's ability to automatically record data as treatments are being given, providing more accurate, tamper-resistant data sets for their use, whether it be for external auditing or internal budgeting and operational analysis. automed also provides users significant savings through the system's ability to connect to a scale, and automatically calculate the optimum dose rate for each animal based on the parameters of the medication and the animal's weight.

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automed device.

The automed device was designed and built with the user in mind. With its sleek, compact design, the delivery device is easy to hold and use.

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Team Story

automed was founded in 2012 by David and Samira Edwards with the vision to advance animal health globally by combining medical treatments and technology. First attempts resulted in a product that had a viable design but was ultimately too expensive and, in our opinion, ahead of its time. Not discouraged in the least, David decided to keep pursuing his idea until he found a viable solution that was more cost-effective to produce. This idea would become automed. The focus became two projects: a simple data capture application and the hardware device. With over 335,991 (as of January 15) successful doses completed, an ever-growing national and internal customer base, and increasing awareness of the importance of making medicating livestock easier and more efficient, automed is just getting started.

The mission of automed is to instill confidence in consumers and producers by connecting the animal, user, farm, and medication through an integrated, traceable, and compliant system for livestock medication treatment.

Founders and Officers



David Edwards
CEO/FOUNDER

David has a 23-year career in product and business development in the rail, mining, and agriculture industries. He is highly skilled in engineering and business, having designed and managed global projects across a number of industries. Before starting automed David was the Engineering and Operations Director for Kopex in Australia, who is part of the 4th largest underground mining equipment manufacturer globally.

Since leaving Kopex in 2012, David has focused on his greatest passion, creating technology solutions for the global agricultural industry. With this passion, David has spent the last 6 years developing the automed solution for the livestock industry.

Within automed David is the founding member of the company and oversees all strategic, business and technology development.



Samira Edwards
COO/FOUNDER

Samira has valuable overseas experience in international business and finance. Her strong background and education include finance, accounting, human resources, and business.

As co-founder of automed, Samira was instrumental in working with David to develop and implement the operational controls of the organization. She worked heavily on the growth and expansion of the company from Australia to the US.

At automed, she is focused on global business development, financial management, risk management, plus designing and implementing business operations. Samira has a passion for enhancing company culture and promoting the vision of automed.

Kathleen Gilman
CXO





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Kathleen comes from an agriculture background. She was raised on her family's commercial cow/calf operation in the midwest. She received her Bachelor's Degree in Animal Science with a minor in Agricultural Business from California Polytechnic University before proceeding to work for a registered cattle ranch and then the American Shorthorn Association.

Since starting with automed Kathleen has worked directly with automed's customers. She has been heavily involved with online support and training as well as on-site. Due to her direct contact with automed's customers and knowing their needs, she also works with the development team with updating and supporting the automed apps and web portal.

Key Team Members



Luke Magyer

Head of Hardware Development



Harris Law

Head of Application Development



Brooke German

Marketing Manager



Robert Edwards

Managing Director Australia

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Luke Cross

National Sales Manager



Jeff Wiemold

AWS Systems Manager



Carly Kuenstling

Assembly



Yuhan Xiao

IOS Development

Notable Advisors & Investors



David Biedenbach

Advisor, Financial Advisor

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Christoph Schroeder

Advisor, Director

Q&A with the Founder

Q: When were you founded and incorporated? Please explain if these events were more than 6 months apart.

automed:

We were originally founded in 2006. The original automed concept developed with a major focus on the sheep industry. Over the next 4 years, automed was developed as a side project by David while still working full time. At the time, David worked on a solution that would connect to an existing scale head and RFID reader. The solution was a power-driven delivery device with an in-built RFID reader. In 2012, on the 24th of August, Davoodi Pty Ltd (later changed to automed Pty Ltd) was founded by David Edwards and Samira Davoodi. The focus was on completing development of the automatic medication delivery system previously conceived by David back in 2006. In 2016, automed USA LLC was founded, followed by the first sale of the automed system in the USA. Then, in 2018, we did a Reverse merger from the AUS company to the US company, making the US company the overall group company.

Q: How large is your userbase/community?

automed:

To date automed has 195 registered enterprises with 376 farms. This also equates to 1930 total users.

Q: What are current and expected post-raise founder salaries?

automed:

For David Edwards, $168,000: this has been set as the minimum by the Department of Labor as per the E3 visa requirements. This salary has only been in place since November 2018.

Q: What is your current product stage?

automed:

The AM05 is released along with the application and cloud solution which includes treatment data and software data. With the application the Essentials App was recently released, which now allows smaller producers to utilize weight-based dosing without having to have the Enterprise Subscription. With the essentials app there is no data recorded or compliance. It is purely used to connect to a scale and automatically calculate the dose based off the animal's weight. Hardware improvement are in the process to develop into the automed Set and Forget. There has been a push from customers to make the delivery device not dependent on the app. With this automed is developing the AM05+ Set and Forget. Managers will be able to set up the device and adapters initially, then all the user has to do is clip the adapter on and go vaccinate animals. At the end of the day the user will take the device back into the office and connect to WiFi which will then do a data dump to the cloud.

Q: What do you view as your competitive advantages?

automed: There have been a number of attempts over the last 20 years to provide an automatic delivery system with recording capabilities, however, these have failed due to excessive cost or technological limitations of the solution. The challenge in delivering to the livestock industry is that there is a requirement for a robust, simple solution that works, similar to those deployed in the armed forces, mining, and rail industries. Where the automed system surpasses other previous attempts is in its light, robust, ergonomic design, and disposable delivery adapter. These aspects are the top-rated advantages amongst automed users. However, we cannot forget the data capture aspect. Livestock producers who are required to record treatments are also extremely impressed with automed's ability to automatically record data as treatments are being given, providing more accurate, tamper-proof data sets for their use, whether it be for external auditing or internal budgeting and operational analysis. automed also provides users significant savings through the system's ability to connect to a scale head, and instantly automatically calculate the optimum dose rate for each animal based on the parameters of the medication and the animal's individual weight, before treating.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

automed:

- **Hardware Regulations:** The automed system is not required to undergo any medical device certification or testing. However, it is required to comply with the required electronic regulation such as the CE tick for the EU market. Currently, automed has taken steps to ensure the components in the automed system are CE compliant and is in the process of finalizing its CE certification. Other requirements are also the workplace health and safety regulations that require equipment to be supplied with the required manuals, instructions, and warning documentation and labels.

- **Privacy and Data Security:** Data ownership and privacy are two of the most common questions that our customers ask us when considering the automed platform. automed is a firm believer that the security and privacy of their customer's information is extremely important. Due to this automed has ensured that its customers know how their data is stored and who owns it. As outlined in the automed Privacy Policy, there are two sets of data that automed records. There is farm data, which is directly related to the treatments of animals and their records, and there is research data, which automed records to push through its machine learning algorithms to improve how the automed system works and performs. The research data is de-personalized. automed also outlines in its terms and conditions how the web portal is required to be used and other aspects related to privacy, warranty, ownership, and risk. Being a cloud-based solution and now being sold into North America, Europe, and Australia automed has to comply to each of the region's privacy laws and regulations. This can be a challenge, however automed has implemented a series of measures to ensure we meet the requirements such as the protection of personal information and the implementation of security measures to prevent external and internal threats.

- **Internal Regulations:** Internally automed has implemented a rule where all components, materials, or adhesives that are part of the delivery assembly and have the potential to make contact with the medication being delivered to the animal, must be made out of a medical grade material.

- **Future Risks:** As the requirements for more accurate traceability and compliance are implemented in the livestock industry this will see increased requirements for equipment testing, compliance, certification and design standards. However, on the IT/Data capture side, this will also see an increase in privacy laws and regulations on how data is stored and protected from external/internal threats.

Q: Please detail your month to month user growth.

automed:

With our current production capacity, automed is only able to onboard 10 to 20 new customers per month. However, automed will be increasing it production capacity to complete outstanding orders in Q1 of 2019. Once this is done we are expecting to increase our onboarding of new clients to a minimum of 150 per month by March of next year with a steady growth each month thereafter. This increase in production has been able to happen due to the first lot of investment funding and the Iowa Economic Development Loan of $300,000 which was granted in late November.

Q: What do you view as your potential exit opportunities?

automed: Strategic buyout. Automed has a high potential of being bought out be a strategic partner such as a pharmaceutical company or corporation specializing in data.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,300,000
Minimum investment:	US $1,000
Target Minimum:	US $700,000
Maximum Raise Amount:	US $1,300,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $7,000,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

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Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Automed has set an overall target minimum of US $700,000 for the round, Automed must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Automed's Form C.
Regulation CF cap:	While Automed is offering up to US $1,300,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

Marketing
Sales
Production
Operations / Salaries
Research & Development
Customer On Boarding

If Maximum Amount Is Raised

Marketing
Sales
Production
Operations / Salaries
Research & Development
Customer On Boarding

Investor Perks

Tier 1: All Investors

- Goodie bag including an automed backpack, automed shirt, and automed tumbler

Tier 2: Investors $25,000

- All of the above
- Monthly investor update email

Tier 3: Investors $50,000

- All of the above
- Personalized supporters plaque

Tier 4: Investors $100,000+

- All of the above
- Monthly phone call with CEO
- First three investors over $100,000 will receive an invitation to the automed new facility opening on April 25, 2019, with airfare and accommodation, to meet the automed team.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of automed's prior rounds by year.

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$8000000
$7000000
$6000000
$5000000
$4000000
$3000000
$2000000

Pre-Seed (Common)   Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

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Pre-Seed

Round Size	US $1,700,000
Closed Date	Dec 31, 2016
Security Type	Common Equity

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached below in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Automed PTY LTD was organized on August 24, 2012, under the laws of New South Wales, Australia, and is headquartered in Canberra, Australia. The Company was formed to develop and market for sale its livestock treatment system. The automed system allows livestock producers of all sizes to calculate, deliver, and record livestock treatments through a single automated system that easily integrates with existing livestock tools and farm management systems.

Automed, LLC was organized on June 27, 2016, under the laws of the State of Iowa, and is headquartered in Ames, Iowa. Automed, LLC was formed for the same purpose as outlined above, except to be solely focused on the North American market. On July 2, 2018, automed, LLC filed articles of conversion in the State of Iowa to convert from a limited liability company to a C-corporation, and amended its name to automed, Inc ("the Company").

Alongside the conversion the members of automed PTY LTD executed a contribution agreement by which the members of automed PTY LTD became stockholders of the Company, with automed PTY LTD ("the Subsidiary") becoming a wholly-owned subsidiary of the Company. The membership interests transferred were not altered as part of the exchange. For financial statement purposes, the transaction was treated as a reverse acquisition by the Company, with the Company being the acquirer, and the Subsidiary the acquiree. Accordingly, the Company's financial statements have been prepared to give retroactive effect to the reverse acquisition and represent the operations of the Subsidiary.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $200,498 in cash on hand as of November 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape

Consumers are demanding to understand more about how their food is produced and where it comes from. An example of this is the increased demand for antibiotic-free food and traceability.

Due to this demand, supply-chain retailers such as McDonalds and Wal-Mart, are developing and looking for solutions to utilize data from livestock producers to validate the products supplied and how they were produced.

With the increasing need from supply-chain to require these records, livestock producers are looking for solutions to capture this data and increase production efficiency.

This has led to pressure on the pharmaceutical industry to improve livestock medication stewardship and work with the livestock industry to improve regulatory requirements.

This opportunity is allowing automed to provide an industry solution for consumers, supply-chain, producers, and pharmaceutical companies.

automed has market opportunities in North America, Europe, and Australia, considering manual delivery devices and disposable syringes (that lack the ability for data capture) which we estimate account for 98% of what is used currently in the market. The total market potential for the automed system is $4.92 billion. This equates to 5.2 million devices and 1 million annual software licenses. In analyzing the total serviceable market potential, it is estimated to be $50 million over the next 5 years.

Risks and Disclosures

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the notes state: "The Company has incurred losses from inception of approximately $1,793,363 and relies on third-parties to finance operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern." Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company forecasts project aggressive growth in revenue from 2018 to 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on David Edwards. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's Co-founders, David Edwards and Samira Edwards, are married. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as divorce or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's cash position is relatively weak. The Company currently had $200,000 in cash balances as of November 20, 2018 . The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products and services. The sales process involves educating customers about the Company's products and services, participating in extended evaluations and configuring the products and services to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, may take a number of months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has outstanding liabilities. In particular, as of the financial year ending June 30, 2018, the Company owed $437,079 in total current liabilities, including liabilities for accounts payable ($91,397), accrued expenses ($225,836), customer pre-payments ($105,795), shareholder advances ($9,669), and notes payable ($4,382). In addition to current debt, the Company also has other liabilities including, as of the financial year ending June 30, 2018, Related Party notes payable ($919,211), and other notes payable equalling $26,490 and $50,000 respectively. In total, the Company's liability was $1,432,780 as of the financial year end.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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SeedInvest

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in automed

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by automed. Once automed accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to automed in exchange for your securities. At that point, you will be a proud owner in automed.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, automed has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now automed does not plan to list these securities on a national exchange or another secondary market. At some point automed may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when automed either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is automed's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the automed's Form C. The Form C includes important details about automed's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



automed®

The leading edge in health

Disclaimer

This presentation contains offering materials prepared solely by automed without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



automed®

Mission and Vision

VISION

Advance animal health globally by combining medication treatments with technology.

MISSION

To instill confidence in consumers and producers by connecting the animal, user, farm, and medication through an integrated, traceable, and compliant system for livestock medication treatment.

automed®

Why automed

Automed provides a tamper-resistant way of automatically dosing and recording livestock medication, with ergonomic delivery for users treating large volumes of livestock in a single day.

The automed system provides solutions to these issues, livestock producers, supply chain and pharmaceutical companies.





automed.
automed

automed®

Who is automed

Founded in 2012 by David Edwards and Samira Davoodi, automed started with the focus to complete the development of the automatic medication delivery system first conceived by David in 2008.

Since then, automed was commercially released in 2016 and developed further as a complete medication delivery and inventory management system.

Key Milestones;

- 2016 first commercial release
- 2016 automed USA founded
- 2017 assembly moved to the USA
- 2018 reverse merger
- 2018 new facility in Huxley, Iowa

automed®



automed

Value Propositions

The automed system provides a number of key value propositions for livestock producers;

- Accurate dosing
- Improved drug efficiency
- Weight based dosing
- Reduced inventory wastage
- Simple to use ergonomic design

Depending on the industry and size of the operation, automed users have seen up to 20% savings in medication use and delivery time.*

*These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

automed®



The automed System

The automed treatment system consists of 5 key areas;

- Device
- Adapter
- App
- Web Portal
- Integration

All of these areas combined enable small and large livestock operations to effectively automate medication delivery and treatment records.



Delivery Device

Use your existing RFID Readers or Scale heads

Integrate with your current Management System.

Mobile App

Web Portal

Delivery Device

The automed delivery device is a lightweight, robust ergonomic design that enable users to medicate livestock with ease.

Key features

- Built in RFID reader
- Connect via WiFi or Bluetooth
- 8 hour battery life
- Water resistant
- Highly accurate
- Delivery speed less than 1 second
- Connects directly to scale and external RFID readers

The automed unit is sold outright as a single unit at **USD $1,350**.

However if users require more than one unit, bulk discounts do apply.



automed®

Adapters

The automed adapters are designed to deliver medication treatments through:

- Injection
- Pour-On
- Oral
- Intranasal

automed adapters have the ability to program the specific medication being used. This helps ensure accurate dosing and recording.

The adapter price ranges from **USD $35** to **$75** depending on the type and size.



automed®

App

The automed app is designed as the configuration and recording application that captures all data being recorded by the device and synchronizes it with the automed web portal.

Key Features

- No internet connection required when recording
- Individual user accounts
- Device monitoring and configuration
- Treatment records
- Built-in inventory management
- Ability to connect to multiple devices at once
- Medication database

The automed application is a free download, however, to access all features, a paid cloud subscription is required.



Web Portal

The automed web portal has been designed as the cloud solution that allows operation owners and users the ability to view all captured data and manage medication inventory for single and multiple site locations.

Key Features

- Single and multiple site accounts
- Treatment and inventory records
- Operational statistics and history
- Multi-site inventory management
- Medication warehouse management
- Open integration platform

The cloud solution pricing includes an enterprise subscription of USD $49/month and an additional $10/month for each site.



Integration

The automed integration platform has been developed to ensure effective data transfer both in the cloud and in real time.

The automed real time data access allows for seamless data transfer without internet connection or mobile service.

Key Integration Features

- Open API
- Cloud to Cloud integration
- Real time data integration
- Hardware integration - scales, RFID readers



Inventory Management

The automed web portal has been designed as the cloud solution that allows operation owners and users the ability to view all captured data plus manage medication inventory for single and multiple site locations.

Key Features

- Single and multi-site inventory management
- Site specific inventory and prescription management
- Infield inventory transfers between sites
- External supplier inventory requests and order management
- Central warehouse management



Warehouse
Information
ex: Request Orders
Information
ex: Request Orders
Inventory
Inventory
Information
ex: Request Orders
Inventory
Site
Web Portal
Site
Web Portal
Site
Web Portal
Device
Device
Device

automed®

automed Technology

automed is continuously investing into protecting the automed technology, brand, and system. Since the founding of the company, automed has implemented a strong IP strategy that includes;

- Patents
- Trademarks
- Trade Secrets
- Supplier IP Strategy
- In-House Development
- In-House Manufacturing

Due to our commitment to IP protection, automed has filed patents and trademarks in USA, Canada, Australia, New Zealand, China, South Korea, Europe and Brazil.



Target Market

automed's market focus includes the swine, beef and poultry industries within the North American, European and Australian markets.

Since the launch of automed in January 2016, automed has successfully sold systems into four of the major livestock industries with swine being the most dominate to date followed by beef, sheep, and poultry.



automed®

automed customers include some of the largest livestock producers around the globe and has distributors in:

- North America
- Europe
- Australia

Our distribution partners serve several livestock industries and offer service, support and training for the automed system.











automed®

Distribution

Financial Summary

To date, automed has obtained USD $2.18M in private funding and $374K in develop grants and loans.

As of the end of the 2017/2018 financial year, automed has generated over $705K in revenue since the commercial release of the automed system.

	2018/2019	2019/2020	2020/2021
New Devices	2,440	5,490	7,207
Device Revenue (millions)	$2.44	$5.50	$7.21
New Adapters	12,138	26,571	32,625
Adapter Revenue (millions)	$0.42	$0.93	$1.15
Enterprise Licenses	408	2,310	4,027
License Revenue (millions)	$0.24	$1.34	$2.34
Revenue (millions)	$3.15	$7.76	$10.7

automed ®

Market Share Analysis


0.1%
0.1%
0.2%
0.2%
30.0%
Market Share
69.4%
Manual Delivery Devices
Disposable Syringe
Tepari
Hanke Sass
automed
Pulse

*These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

	Dose Validation	Data Capture	Data Reporting	Inventory Management	Oral / Pour-on	Injection	Intranasal	Needless Delivery	Weight Based Dosing	Fixed Dosing	Ergonomics
automed	■	■	■	■	■	■	■		■	■	■
TePari		■			■	■					
Henke Sass (Idal)		■				■		■		■	■
Pulse								■		■	
Power Doser					■	■					
Manual Delivery Device					■	■	■				
Disposable Syringe						■					

automed®

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

The total market potential for the automed system has been calculated to be $4.92 billion (worldwide). This equates to 5.2 million devices and 1 million annual software licenses.

In analyzing the total serviceable market potential using a standard rate of adoption, we estimate that potential is $50M over the next 5 years.



Use of Funds

automed will be using the funds raised from the investment round to expand production to meet our growing demand and to implement new systems to expand customer on boarding.

This will also lead to expansion in sales and marketing to accommodate market growth within North America, Europe and Australia.



5%
15%
25%
10%
30%
15%

● Marketing
● Sales
● Production
● Operations
● Research and Development
● Customer On Boarding

automed®

David Edwards
CEO / Founder


Samira Edwards
COO / Founder


Kathleen Gilman
CXO


David Biedenbach
Financial Controller


Luke Cross
National Sales Manager


Brooke German
Marketing Manager


Luke Magyar
Head of Hardware Dev.


Harris Law
Head of Applications Dev.


Robert Edwards
MD Australia


Jeffrey Wiemold
DevOps Engineer


automed®



Who is automed ?